UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Creamy Coconuts, LLC

Legal status of issuer

Form

Limited liability company

Jurisdiction of Incorporation/Organization

California

Date of organization

January 19, 2016

Physical address of issuer

28304 Armour Street

Hayward, CA 94545

Website of issuer

www.kubenicecream.com

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

	Most recent fiscal year end	**Prior fiscal year end**
Total Assets	$20,296	$26,673
Cash and Cash Equivalents	$2,430	$6,863
Accounts Receivable	$0	$0
Short-term Debt	$38,235	$13,510
Long-term Debt	$0	$0
Revenues/Sales	$9,328	$432
Cost of Goods Sold	$9,378	$0
Taxes Paid	$1,495	$3,521
Net Income	$-61,418	$-23,406

Form C-AR


Annual Report
of
Creamy Coconuts, LLC (dba kubé nice cream)
(the "Issuer," the "Company," "we," "our," "us")
Following a 2018 Offering of
Revenue-Share Promissory Notes
under Regulation Crowdfunding
(the "Regulation CF Offering")


Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the Company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the Issuer's web site an annual report along with the financial statements of the Issuer certified by the principal executive officer of the Issuer to be true and complete in all material respects and a description of the financial condition of the Issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Creamy Coconuts, LLC	Limited liability company	California	January 19, 2016	28304 Armour Street, Hayward, CA 94545	www.kubenicecream.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:
(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the Issuer:

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Kai B. Nortey	CEO/Co-founder/Member	2014-present
Ernest Nee-Nueh Nortey	President/Co-founder/Member	2014-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Kai Nortey	N/A	N/A	Integrated marketing communications and PR	2013-present

Name	Employer	Employer's principal business	Role	Dates of Service	Responsibilities
Ernest Nee-Nueh Nortey	Coupa Software	Cloud platform for business spend management (BSM)	Senior Technical Writer	2016-present	Technical writing
Ernest Nee-Nueh Nortey	Omnivision Technologies, Inc.	Provider of advanced digital imaging solutions	Senior Technical Writer	2006-2016	Technical writing

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Kai B. Nortey	50%
Ernest Nee-Nueh Nortey	50%

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

What is kubé?

kubé is an artisan food production company that manufactures non-dairy, raw coconut ice cream. At kubé, we are building a full circle regenerative business and economy. This means we focus on the triple bottom line of economics, equity, and ecology. We give our waste/coconut byproducts to Planting Justice, a local, organic urban garden, to turn the byproducts into soil resources to grow more food. This is the definition of regenerative. kubé is the vegan ice cream brand with a social, racial equity, and environmental justice focus. We value regenerative economies, food justice, integrity, real food with no chemicals, regenerative byproducts, restoring community health, and local food systems.

Our purpose is to uplift, revitalize, and environmentally sustain an ethnically inclusive food-justice and health economy by producing the most authentic non-dairy, raw coconut ice cream without bleaching chemicals.

We hand-crack mature coconuts and cold-press the cream out of the fiber to make small batches of nice cream with plant-based flavors. Once we have our new automatic coconut equipment, we will no longer hand-crack coconuts—the equipment will de-shell the coconuts for us. This automatic coconut equipment will greatly help us scale more efficiently. Customers, along with vegan chefs, food experts, celebrities, and PR influencers have spoken positively about the quality of kubé nice cream. Some of the things they have said are: it's creamy; it dissipates on the tongue easily; and its flavors are fresh and bold, with no strong coconut flavor. Some have said that it tastes like the best artisan dairy ice cream they have ever had—but kubé nice cream is non-dairy.

I haven't tasted flavors this bold and pronounced from any other ice cream brand. It is truly unique. The key lime feels like biting into a fresh lime--what an amazing palate cleanser! In fact, I love all the citrus flavors. Then there's the cardamom, which I was certain I wouldn't like, but ended up loving. And then the vanilla studded with vanilla seeds, and the toasted pecan and salted caramel...it just goes on and on. There is no detectable coconut taste, and it's just sweet enough for the flavors to sing through. Smooth, dense, creamy--it is truly a premium dessert."

— Miyoko S. from Miyoko's https://miyokos.com/

We have created an artisan method to make our raw coconut nice cream. This method requires us to use our patent-pending, commercial food-grade device to shred mature coconuts and cold-press raw coconut cream out of the fiber. We and others find that this method creates a creamier, fresher taste, compared to pasteurized coconut cream made by other brands. Unlike some other brands of coconut ice cream, we do not use artificial flavors, artificial colors, soy, peanuts, bleaching chemicals, or preservatives. In particular, we do not use sodium metabisulfite, a bleaching chemical preservative that is used in the entire coconut cream and coconut milk industry. Sodium metabisulfite is used in the coconut industry to extend shelf life of all coconut cream, coconut milk, and coconut shred products. The FDA does not legally require sodium metabisulfite to be listed in a product's ingredients when there is 10 parts per million or fewer of the preservative in the product. Many people are allergic to sulfites and do not know that sodium metabisulfite is used in coconut products, including non-dairy, coconut desserts. However, there is evidence that sodium metabisulfite can cause both gastrointestinal and hormonal issues in humans and animals. Due to our food-justice values, we will never use sodium metabisulfite or other preservatives. Our product already has a shelf life of between six months and one year.

We believe in funding living wage jobs and restoring value, integrity, and healthy relationships back to people and diverse communities. We plan to build an ethnically inclusive, diverse staff, such as mothers returning back to work, people of color who have been excluded from the plant-based food industry, disabled people, and formerly incarcerated people.

We have an environmental sustainability model, where we give our byproducts (coconut shells and coconut fiber) to urban regenerative soil farms and organic gardens in Oakland, California. Our byproducts make nutrient-dense compost regenerative soil for organic vegetables and fruits.

Business Plan

We have been developing our process and recipes and exploring specialized equipment to make our product since 2014. Product development and R&D, with regard to our patent-pending coconut device, occurred in years 2016 and 2017.

In 2018, we began operations, selling our product at cultural and corporate events, weddings, farmers markets, and through online orders. Since then, we have continued to increase our revenue, selling nice cream in gallons, 16 oz pints, and 3.5 mini containers at farmers' markets, cafés, pop-ups, corporate and cultural events, and local health food stores.

We raised over $100,000 in promissory notes through the Regulation CF Offering, which closed at the end of 2018 (the "Crowdfunding Notes"). At the beginning of 2019, we received a total of $18,000 under two promissory notes (the "Zero-Interest Notes"). This funding allowed us to purchase automatic coconut equipment, which will support our increasing production needs, and it also paid for legal and tax and accounting services; ingredients; commercial kitchen fees; food licenses and permits; and a commercial freezer. We expect to receive our automatic coconut equipment in January 2020.

Delivering pre-packaged nice cream at corporate events is a major focus for us right now. We are also exploring the possibility of having an approximately 80-square-foot shipping container so that we can bring in premade nice cream to sell in a multicultural food hub.

In 2020, we plan to pilot direct-delivery food courier services (e.g., Good Eggs or other) that will deliver kubé nice cream pints directly to households in the Bay Area. We also intend to pilot our own small freezers, containing our mini containers in local health food stores and cafés. One of the primary goals of all of our activities is to distinguish our product from our competitors and to clearly and accurately convey our unique brand: locally produced, artisanal, cold-pressed, raw, and made without bleaching chemical preservatives (no sodium metabisulfite).

By the end of 2020, we plan to lease our own commercial kitchen that will be between 800 and 1200 square feet in the Bay Area. Right now, we rent a shared kitchen which restricts our operational needs and hours. Having a space of our own will give us more control and flexibility to produce nice cream whenever we need.

After that, we will continue to sell product to Bay Area corporate and cultural events, to cafés and local health food stores, and via local online orders using the food courier service that we will pilot in 2020. Additionally, we plan to expand to selling to vegan restaurants and to additional local values-aligned health food stores and cooperative grocery stores in Oakland, Berkeley, San Francisco, Palo Alto, and Santa Cruz, California. We intend to maintain a steady presence at a local farmers market in Oakland on weekends as well.

Our next step to meet the growing demand for our product is to hire between four and six employees to support our operations and daily production.

It is imperative that we develop a strong food-justice organizational and staff culture in order to attract and retain food-justice enthusiasts, as well as to develop new local food systems that restore health, integrity, and trusted relationships back to people and health conscious consumers. To help us do that, we plan to hire a consultant specializing in both strategic communications and organizational operations. This consultant will be values-aligned with us to help us attract and retain team members who share our mission around food justice.

By 2022, we plan to develop a kubé franchise-manufacturing model of our artisan production method to food-justice worker-owned coops in various parts of the US, such as Atlanta, Maryland, NYC, Florida, Oregon, as well as the Caribbean and other tropical countries. We want to de-centralize kubé manufacturing to revitalize local economies, by having fresh kubé ice cream produced and distributed locally or regionally.

Currently, there are no vegan ice cream manufacturing franchises in the US; only dairy ice cream franchises. There are many worker-owned co-ops who are aligned with our full-circle regenerative model and who could be franchisees. Our franchise-manufacturing model will allow many other food-justice entrepreneurs to replicate the kubé regenerative model that focuses on restorative economics, equity, and ecology. Worker-owned coops will benefit financially by being able to distribute product regionally. Each franchise will come with the equipment necessary to become profitable. We believe that these kubé franchises will greatly support kubé to become profitable because they will increase brand awareness and each franchise will cost between $600,000 and $800,000.

Rule 201(e) The current number of employees of the Issuer.

The two Co-founders listed in response to Rule 201(c) above.

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

A crowdfunding investment involves risk. Investors should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Regulation CF Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the Regulation CF Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Foodborne illness
Although we will use food safety and sanitary practices according to applicable regulations and best practices in the food industry, it is possible our product could become contaminated and that in that event customers could become ill from consuming it. The product could spoil if left outside of a freezer for over 60-minutes and would need to be thrown away at that point. If it is consumed after being left out for that long, the person who eats it could become ill. People with compromised immune systems could get sick from eating our product. This is because there are natural enzymes and natural bacteria which are in raw fruit, including the raw coconut we use to make our product, that a healthy person would otherwise be able to ward off.

Spoilage
If the product is left outside of a freezer for over 60 minutes it will spoil and begin to ferment. If this happens, it would result in loss of product that would lead to extra expense and loss of income for the Company.

Environmental and climate disasters and changes
Natural disasters such as earthquakes, tropical storms, hurricanes, wind or dust storms, flooding, drought, erosion, rock slides, as well as environmental and climate changes, could affect the growth, transportation, and delivery of coconuts. This could affect our ability to produce nice cream and result in a loss. We plan to import coconuts from multiple countries in order to lessen this risk.

New business
The founders have been making raw coconut frozen desserts for over four years.

The founders have learned the process for making the coconut cream and about the sanitation necessary to ensure that it is safe to consume, and they have been selling nice cream since 2018. Before founding the Company, however, they had no experience running a business. The success of the business may depend on the founders obtaining the skills to manage a business by receiving training or from consultation with experienced business advisors.

Inability to compete

We may not have sufficient financial resources to successfully compete in the frozen dessert business. A large number of enterprises provide products or services in this industry. Although we are distinct from many established businesses in that we use raw coconut cream without preservatives or pasteurization, and we believe the demand for raw, plant-based products is increasing, we will still be competing with established businesses that have an operating history and have greater financial resources, management experience, and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

Regulatory issues

Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard business, taxation and environmental requirements. We are also subject to additional regulations specific to food. We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Key persons

Much of the Company's success depends on the skills, experience, and performance of its key persons and on our suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the Company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the Company's business, operating results, and financial condition.

Founder control

Control of the Company and all of its operations are solely with its two Co-founders and will likely remain with them. Investors must rely upon the judgment and skills of the Co-founders.

Failure to meet financing goals

We may not raise sufficient funds to develop or enhance our products or respond to competitive pressures. Such limitation may have a material adverse effect on the Company's business, operating results and financial condition. We have incurred startup organizational costs since inception and may incur future losses. We have not yet generated a profit from operations. From 2016 to 2018, we had accumulated aggregate organizational costs of approximately $85,000 that the Co-founders personally invested. As our company is in its startup phase, we expect to experience additional losses from operations and we cannot predict exactly when or if we will become profitable. If we achieve profitability, we may not be able to sustain it.

No guarantee of return on investment

No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.

Tax risks

No representation or warranty of any kind is made by the Company, the members, managers, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Revisions to use of proceeds

It is possible that the use of the proceeds will be revised by management. If proceeds from this offering are insufficient in terms of the actual start-up costs, the Company could experience financial problems, which may adversely affect its ability to implement its business plan. Management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

The Company raised $105,500 under the Crowdfunding Notes.

The Crowdfunding Notes have the following principal provisions:

When Paid in Full: Outstanding principal and accrued interest on each Crowdfunding Note will be considered paid in full when the Company has paid the investor the Repayment Amount, defined as the original investment amount multiplied by 1.35. Notwithstanding the foregoing, all outstanding principal and interest shall be due and payable no later than March 31, 2026.

Payments: Beginning on March 31, 2021, the Company shall make annual payments to the investor within 90 days following the end of each fiscal year, until the Repayment Amount is paid in full, the full Repayment Amount to be paid no later than March 31, 2026.

The annual payment shall be each investor's Pro Rata Share of forty percent (40%) of the Company's Net Revenue.

"Pro Rata Share" means the ratio that results from dividing the amount of the investor's original investment by the total amount loaned under all of the Notes.

The "Notes" are all promissory notes issued by the Company which contain substantially the same terms, except for the Repayment Amount. Both the Zero-Interest Notes and the Crowdfunding Notes are included in the Notes.

"Net Revenue" means all of the Company's cash receipts less cost of goods and all expenses including taxes, interest on other indebtedness (if any), and depreciation.

The company's accountant shall calculate Net Revenue on a cash basis at the end of each fiscal year.

Under no circumstances shall payments to any investor exceed what is allowed under California law governing usury.

Prepayment: The company may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the investors any unpaid part of the Repayment Amount for any or all of the amounts owed to the investors under the Notes. The company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the investors based on the amount of their original investments.

Investor Information Rights: The company will deliver to the investors unaudited annual financial statements no later than 90 days following the close of the fiscal year.

Security: The Notes will be unsecured obligations of the Company.

Subordination: The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: The Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: Any provision of a Note (other than the loan amount or the Repayment Amount) may be amended, waived or modified upon the written consent of the Company and the holders of a majority (by unpaid principal amount) of the Notes. Any provision of a Note may be amended by mutual agreement of the parties.

Investors' rights under the Notes may only be modified or limited as described under "Amendment" above.

Investors will not have voting rights or ownership of the Company. The Company is owned and managed by its co-founding members listed in response to Rule 201(c).

The above is intended to be only a summary of some of the key terms of the Crowdfunding Notes. The above is not a complete description of the terms of the Notes. Please see the form of Crowdfunding Note filed with the SEC with this report as **Exhibit A** for the complete terms of the investment. The above summary is qualified in its entirety by the form of Crowdfunding Note filed with the SEC with this report as **Exhibit A**.

(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The company has no shareholders. The company's two members/Co-founders have the absolute right to make decisions with respect to the assets of the Company. It is possible that the members/Co-founders could make a decision that has negative consequences for the Company and therefore the investors in the Crowdfunding Notes.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

Each Crowdfunding Note was offered at its face value, and promissory notes sold by the Company will continue to be offered at their face value.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

An investor's rights under a Crowdfunding Note may only be amended as described in our response to Rule 201(m)(1) above. In the event of a change of control of the Company, the Crowdfunding Note would remain binding on the Company's successors.

If the Company issues additional Notes, the investor's annual Pro Rata Share of the Issuer's Net Revenue could be diluted. If there are more investors owning Notes, the amount owed to the investor relative to the amount owed to all investors could be reduced. If that happens, the investor's Pro Rata Share—and the annual payment due to it—would also become smaller.

Note, however, that the total Repayment Amount to the investor would remain the same regardless of how many investors hold Notes.

The company's two members/Co-founders have the absolute right to make decisions with respect to the assets of the Company. The Company's members/Co-founders could make a decision that would have negative consequences for the Company, reduce the Company's revenue, and reduce the investor's return, including the issuance of additional securities, a sale of the Issuer or of the assets of the Issuer or transactions with related parties.

Please see our response to Rule 201(f) above for other risk factors.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

(i) To the Issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

We have approximately $38,000 in revolving debt from business credit cards. The interest rate is 15.99%.

We issued $105,500 in Crowdfunding Notes. The total Repayment Amount under the Crowdfunding Notes is $142,425, which is due on March 31, 2026. The first payment to investors under the Crowdfunding Notes is due on March 31, 2021. Please see our response under Rule 201(m) above for a more complete summary of the terms of the Crowdfunding Notes, and please see **Exhibit A** for the form of Crowdfunding Note.

We also received $18,000 under the Zero-Interest Notes this year. As described in our response to Rule 201(m)(1), the terms of the Zero-Interest Notes are identical to those of the Crowdfunding Notes except for the Repayment Amount. Each Zero-Interest Note will be paid in full when the investor receives his or her original loan amount. We will begin payments on the Zero-Interest Notes on March 31, 2021, and the Zero-Interest Notes must be paid in full by March 31, 2026.

As described in our response to Rule 201(m)(1), both the Zero-Interest and the Crowdfunding Notes are Notes, as such are defined in our response to Rule 201(m)(1) above, and the holder of each Note will receive such holder's Pro Rata Share of 40% of the Company's Net Revenue.

Rule 201(q) A description of exempt offerings conducted within the past three years.

We sold $105,500 in Crowdfunding Notes in the Regulation CF Offering, which began in August 2018 and closed at the end of 2018. The sale of the Crowdfunding Notes has helped cover the following expenses:

Purchase of automatic coconut equipment;
Legal fees;
Accounting and tax fees;
Ingredients;
Commercial kitchen fees;
Food licenses and permits; and
Purchase of a commercial freezer.

We are currently offering promissory notes on terms identical to those of the Crowdfunding Notes (the "506(c) Notes"). The offering of the 506(c) Notes (the "506(c) Offering") is exempt under Rule 506(c) of Regulation D under the Securities Act. We will use the proceeds of the 506(c) Offering to lease our own commercial kitchen; purchase industrial, small-scale ice cream equipment, including but not limited to a pasteurizer and continuous-freezing equipment; purchase ingredients and supplies; and hire employees.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the

Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In 2018 the Co-founders invested a total of $30,317 in the Company.

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Investors should review the risk factors stated in response to Rules 201(f) and 201(m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

<u>Operations</u>

Between 2014 and 2017, the Company focused on research and development for nice cream recipes and coconut processing tools, including our patent-pending, commercial food-grade (304 SS) coconut scraper device. We designed the device over the course of two years, with four prototypes and the support of a mechanical engineer. The device is a core part of our process for making nice cream. The Co-founders personally invested a total of approximately $85,000 into the Company from 2016 to 2018. This investment went towards all research and development, costs of industrial ice cream equipment and an industrial juice press, legal and patent-pending fees, and the hiring of a mechanical engineer contractor.

In 2018, we began operations to sell kubé nice cream at Bay Area cultural events, online orders, corporate events, and farmers markets to build brand recognition and brand preference. Since then, we have begun to receive more orders than we can quickly fill and need to increase our capacity for production in order to meet our sales demand.

Liquidity and Capital Resources

We have not yet broken even in our business. However, we have been steadily building our capacity so that we can increase the volume of nice cream we can produce, meet our increasing demand, improve cash flow, and become profitable. We raised $105,500 in Crowdfunding Notes through our Regulation CF Offering that closed at the end of 2018. In the first quarter of 2019, we received a total of $18,000 under the Zero-Interest Notes.

The combined funding from the sale of the Zero-Interest Notes and the Crowdfunding Notes has paid for

Automatic coconut equipment;
Legal fees;
Accounting and tax fees;
Ingredients;
Commercial kitchen fees;
Food licenses and permits; and
a commercial freezer.

Our new automatic coconut equipment will make it possible for us to produce more coconut cream, in a more efficient time frame to scale our product. We should receive this equipment by January 2020. As described in our response to Rule 201(d) above, we will have increased our sales for kubé due to our new equipment. We will also pilot a direct-delivery-food courier service (e.g., Good Eggs) to deliver product directly to households, while we continue to sell to cultural and corporate (tech events) in the Bay Area.

We are continuing to seek investments through our 506(c) Offering with the goal of raising an additional $1.2 million. Other potential sources of capital are the Co-founders' personal funds. We do not expect or plan to draw on those funds. However, if additional investment from the Co-founders is necessary, we do not anticipate that personal investment to total more than $10,000.

With increased revenue and additional capital, we believe we can achieve profitability by 2025 by reaching the following milestones, which are more fully described in our response to Rule 201(d) above:

By 2022, de-centralizing kubé production by franchising our manufacturing operations to worker-owned coops (to distribute product regionally) in the US, Caribbean, and tropical countries;
Hiring between four and six employees;
Hiring a strategic communications and organizational operations consultant;
Purchasing continuing-freezing ice cream equipment
Leasing our own commercial kitchen

Please see our response to Rule 201(d) above and our financial statements, filed with the SEC herewith as **Exhibit B**, for more information.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

Exhibits List

Exhibit A: Form of Crowdfunding Note
Exhibit B: Financial Statements